UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Petrosearch Energy Corporation
(Name of Issuer)
Common Stock, $0.001 Par Value
(Title of Class of Securities)
71675Y100
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	71675Y100

1	NAMES OF REPORTING PERSONS Ironman Energy Master Fund

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	5	SOLE VOTING POWER

NUMBER OF		2,438,613

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,438,613

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,438,613

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.9%

12	TYPE OF REPORTING PERSON

	PN

CUSIP No.	71675Y100

1	NAMES OF REPORTING PERSONS Ironman Energy Capital, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		2,438,613

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,438,613

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,438,613

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.9%

12	TYPE OF REPORTING PERSON

	PN

CUSIP No.	71675Y100

1	NAMES OF REPORTING PERSONS Ironman Energy Capital (QP), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	5	SOLE VOTING POWER

NUMBER OF		2,438,613

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,438,613

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,438,613

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.9%

12	TYPE OF REPORTING PERSON

	PN

CUSIP No.	71675Y100

1	NAMES OF REPORTING PERSONS Ironman Energy Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	5	SOLE VOTING POWER

NUMBER OF		2,438,613

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,438,613

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,438,613

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.9%

12	TYPE OF REPORTING PERSON

	PN

CUSIP No.	71675Y100

1	NAMES OF REPORTING PERSONS Ironman Energy Partners II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	5	SOLE VOTING POWER

NUMBER OF		2,438,613

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,438,613

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,438,613

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.9%

12	TYPE OF REPORTING PERSON

	PN

CUSIP No.	71675Y100

1	NAMES OF REPORTING PERSONS Ironman Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	5	SOLE VOTING POWER

NUMBER OF		2,438,613

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,438,613

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,438,613

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.9%

12	TYPE OF REPORTING PERSON

	OO

CUSIP No.	71675Y100

1	NAMES OF REPORTING PERSONS G. Bryan Dutt

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		2,438,613

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,438,613

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,438,613

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.9%

12	TYPE OF REPORTING PERSON

	IN

SCHEDULE 13G
This Schedule 13G (the “Schedule 13G”) is being filed on behalf of Ironman Energy Master Fund, a Texas general partnership (the “Master Fund”), Ironman Energy Capital, L.P., a Delaware limited partnership (“Ironman Capital”), Ironman Energy Capital (QP), L.P., a Texas limited partnership (“Ironman Capital QP”), Ironman Energy Partners, L.P., a Texas limited partnership (“Ironman Energy”), Ironman Energy Partners II, L.P., a Texas limited partnership (“Ironman Energy II”), Ironman Capital Management, LLC, a Texas limited liability company (“Ironman Management”) and G. Bryan Dutt (“Mr. Dutt” and together with the Master Fund, Ironman Capital, Ironman Capital QP, Ironman Energy, Ironman Energy II and Ironman Managemnet, the “Reporting Persons”), relating to common stock, par value $0.001 (the “Common Stock”) of Petrosearch Energy Corporation, a Nevada corporation (the “Issuer”), purchased by the Master Fund.
Ironman Capital and Ironman Capital QP are the general partners of the Master Fund. Ironman Energy is the general partner of Ironman Capital and Ironman Capital QP. Ironman Energy II is the investment manager of the Master Fund. Ironman Managemnet is the general partner of Ironman Energy and Ironman Energy II. And Mr. Dutt is the managing member of Ironman Management.
Item 1(a) Name of Issuer.
Petrosearch Energy Corporation
Item 1(b) Address of Issuer’s Principal Executive Offices.
675 Bering Drive, Suite 200
Houston, TX 77057
Item 2(a) Name of Person Filing.
Item 2(b) Address of Principal Business Office.
Item 2(c) Place of Organization.
The Reporting Persons are:
Ironman Energy Master Fund, a Texas general partnership;
Ironman Energy Capital, L.P., a Delaware limited partnership;
Ironman Energy Capital (QP), L.P., a Texas limited partnership;
Ironman Energy Partners, L.P., a Texas limited partnership;
Ironman Energy Partners II, L.P., a Texas limited partnership;
Ironman Capital Management, LLC, a Texas limited liability company; and
G. Bryan Dutt, a United States citizen.
The address of the principal business office of the Reporting Persons is:
2211 Norfolk, Suite 611
Houston, TX 77098

Item 2(d) Title of Class of Securities.
Common Stock, $0.001 Par Value (the “Common Stock”)
Item 2(e) CUSIP Number.
71675Y100

Item 3	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☑	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4 Ownership.
(a)
The Reporting Persons are the beneficial owners of 2,438,613 shares of Common Stock held by the Master Fund. Ironman Capital and Ironman Capital QP may be deemed to beneficially own the shares of Common Stock held by the Master Fund as a result of being the general partners of the Master Fund. Ironman Energy may be deemed to beneficially own the shares of Common Stock held by the Master Fund as a result of being the general partner of Ironman Capital and Ironman Capital QP. Ironman Energy II may be deemed to beneficially own the shares of Common Stock held by the Master Fund as a result of being the investment manager of the Master Fund. Ironman Management may be deemed to beneficially own the shares of Common Stock held by the Master Fund as a result of being the general partner of Ironman Energy and Ironman Energy II. Mr. Dutt may be deemed to beneficially own the shares of Common Stock held by the Master Fund as a result of being the managing member of Ironman Management.

(b)
The Reporting Persons are the beneficial owners of 5.9%, of the outstanding shares of Common Stock, which such percentage is determined by dividing (i) 2,438,613, the number of shares of Common Stock beneficially held by the Master Fund, by (ii) 41,310,578, the number of shares of Common Stock issued and outstanding as of March 5, 2009 according to the Issuer’s Form 10-K filed with the Securities and Exchange Commission for the fiscal year ending 2008.

(c)	The Reporting Persons may direct the vote and disposition of the 2,438,613 shares of Common Stock held by the Master Fund.
Item 5 Ownership of Five Percent or Less of a Class.
Inapplicable.
Item 6 Ownership of More Than Five Percent on Behalf of Another Person.
Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.
Inapplicable.
Item 8 Identification and Classification of Members of the Group.
Inapplicable.

Item 9 Notice of Dissolution of Group.
Inapplicable.
Item 10 Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: April 9, 2009

Ironman Energy Master Fund
By:	/s/ G. Bryan Dutt
	Name:	G. Bryan Dutt
	Title:	Authorized Signatory

Ironman Energy Capital, L.P.
By:	/s/ G. Bryan Dutt
	Name:	G. Bryan Dutt
	Title:	Authorized Signatory

Ironman Energy Capital (QP), L.P.
By:	/s/ G. Bryan Dutt
	Name:	G. Bryan Dutt
	Title:	Authorized Signatory

Ironman Energy Partners, L.P.
By:	/s/ G. Bryan Dutt
	Name:	G. Bryan Dutt
	Title:	Authorized Signatory

Ironman Energy Partners II, L.P.
By:	/s/ G. Bryan Dutt
	Name:	G. Bryan Dutt
	Title:	Authorized Signatory

Ironman Capital Management, LLC
By:	/s/ G. Bryan Dutt
	Name:	G. Bryan Dutt
	Title:	Authorized Signatory

G. Bryan Dutt
/s/ G. Bryan Dutt

EXHIBIT 1
JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the shares of Common Stock of Petrosearch Energy Corporation, a Nevada corporation, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.
The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.
This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.
IN WITNESS WHEREOF, the undersigned have executed this Agreement as of April 9, 2009.

Ironman Energy Master Fund
By:	/s/ G. Bryan Dutt
	Name:	G. Bryan Dutt
	Title:	Authorized Signatory

Ironman Energy Capital, L.P.
By:	/s/ G. Bryan Dutt
	Name:	G. Bryan Dutt
	Title:	Authorized Signatory

Ironman Energy Capital (QP), L.P.
By:	/s/ G. Bryan Dutt
	Name:	G. Bryan Dutt
	Title:	Authorized Signatory

Ironman Energy Partners, L.P.
By:	/s/ G. Bryan Dutt
	Name:	G. Bryan Dutt
	Title:	Authorized Signatory

Ironman Energy Partners II, L.P.
By:	/s/ G. Bryan Dutt
	Name:	G. Bryan Dutt
	Title:	Authorized Signatory

Ironman Capital Management, LLC
By:	/s/ G. Bryan Dutt
	Name:	G. Bryan Dutt
	Title:	Authorized Signatory

G. Bryan Dutt
/s/ G. Bryan Dutt